April 3, 2025

Jos   Fl  vio Ferreira Ramos
Chief Financial Officer
BR Advisory Partners Holdings S.A.
3,732, Floor 28, CEP 04538-132
Avenida Brigadeiro Faria Lima
S  o Paulo, Brazil

       Re: BR Advisory Partners Holdings S.A.
           Draft Registration Statement on Form 20FR12B
           Submitted March 7, 2025
           CIK No. 0002058601
Dear Jos   Fl  vio Ferreira Ramos:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20FR12B
General

1.     We note your disclosure that you are controlled by BR Partners Holdco
Participa    es
       S.A. Please clarify whether you will be considered a controlled company under NYSE rules and if so, whether you will utilize related exemptions to governance rules under exchange listing standards.
Risk Factors, page 2

2. Many of the risk factors presented in this section discuss possible future results that might impact your business, without providing sufficient background for an investor to understand the current impact of the risk discussed and the likelihood that the noted
 April 3, 2025
Page 2

       risk might impact your results. For instance, on page 2 you discuss the risks from
       "(t)he global economic slowdown arising from...the increase in global interest rates."
       In the accompanying bullet point, you note a number of possible implications including increased margin calls, reduced AuM and decreased investment banking revenues due to reduced securities transactions. For each of the examples, discuss the actual experience during the period of rising rates, as well as the extent to which the cited risk occurred or increased during the relevant period. Make similar changes to your risk factor discussion.
We may not pay dividends to our shareholders, page 6

3. Revise this risk factor to clarify any current limitation that would prevent you from making the required 25% dividend payments to your shareholders, as required by Law
       No. 6,404. Investors must be able to assess the likelihood of this risk impacting their investment in your shares, particularly over the next year.
We may be unable to maintain relationships with material clients, page 15

4. We note your disclosure that in any given year, certain of your clients may account for a significant portion of your revenues. Please revise your disclosure to discuss whether you have experienced concentration in clients during the periods reported. If so, please include a risk factor discussing client concentration and include related disclosure in Business Overview and Our Operations.
Changes in interest rates may adversely affect us, page 22

5. Please revise this risk factor to more specifically describe the current interest rate environment and how such environment is affecting your business. If changes in interest rates have materially affected specific business lines during the periods reported, please discuss this in your risk factor.
Holders of ADSs may be subject to limitations on transfer of their ADSs, page
23

6. Revise the heading of this risk factor to clarify that the transfer restrictions are related to periods where the depositary has closed its books. Alternatively, please revise the risk factor to discuss any and all other transfer restrictions. Also, revise the description of the ADS in the section beginning on page 128.
History, page 31

7. Please provide a description here, or elsewhere as appropriate, of your conservative risk management strategy.
Business Overview, page 32

8. Please revise your discussion of each business line to include the revenue contributed by each business line during the periods presented.
9. We note that the largest portion of your capital expenditure is for your digital platform. Revise your disclosure to discuss your investment in this platform, how it is used, and whether the platform is internal focused or client facing. April 3, 2025
Page 3
Treasury Sales & Structuring, page 36

10. Please revise your disclosure, here and/or elsewhere as appropriate, to define and provide an enhanced understanding of your primary fundraising products (e.g., CDBs,
       LCIs, LCAs and treasury bills, and LFs).
Wealth Management, page 38

11. We note your disclosure that your wealth management operations benefit from an open multi-product platform, digital support and an international presence. Please further describe these three elements of your wealth management operations. For example, please describe if you provide the referenced digital support or if a third-
       party provides these services.
12. We note your disclosure on page 4 that discusses the risk that you may have difficulty valuing privately held businesses or their securities. In an appropriate portion of your business section, discuss the difficulty valuing the privately held businesses that you invest in for your clients or for your own portfolio. Discuss actions you take to minimize the possibility that your professionals are not able to appropriately value these securities, and discus your experience with under- or over-valuing these securities in recent periods.
Investments, page 42

13. Please describe how your model of investing in business platforms enables you to develop a scalable investment thesis with lower initial capital commitments.
14. We note the table on page 63 setting forth the growth in the shareholders' equity of
       BR Partners Outlet Premium Fundo de Investimento em Participa    es
       Multiestrat gia. Please disclose whether the performance of this fund during the period presented is representative of the performance of your other funds during the same period to allow investors to place this presentation in context. Capital Remuneration, page 44

15. Please revise your disclosure to clarify whether the returns generated in this line of business are through investments of your capital and/or third-party capital.
Interest Rates (SELIC Rate), page 44

16. We note your disclosure that you believe you possess a diversified strategy in relation to your sources of revenue. Please describe this diversified strategy and how this strategy affects the relationship between interest rates and your capital remuneration business line.
Volume and Number of M&A Transactions in the Brazilian Market, page 49

17. Please revise your disclosure as necessary to reconcile your statement on page 49 that the SELIC rate increased from 9.25% to 11.75% between 2022 and 2023 to your statement on page 22 that the SELIC rate was 13.75% and 11.75% at December 31,
       2022 and 2023.
 April 3, 2025
Page 4
Item 5. Operating and Financial Review and Prospects, page 79

18. Please revise your disclosure where appropriate to discuss and analyze year-over-year changes in significant balance sheet items such as, but not limited to, financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, financial assets at amortized cost, repurchase agreements, client deposits, and funds from securities issued.
19. Please revise your disclosure where appropriate to describe your investment fund quotas classified as financial assets at fair value through profit and loss and at fair value through other comprehensive income. Discuss the types of investments included in this category, the structure of these investments, the industry or sector associated with these investments, and any guarantees or other aspects relevant to understand the nature of these investments and the associated credit risk.
Inflation and Interest Rates, page 80

20. Please revise your disclosure as necessary to reconcile your statement on page 80 that in 2024 lower interest rates and an expectation of a decrease in inflation led to an increase in M&A, which positively affected your investment banking operations, to your tabular presentation on page 81 showing that the number and volume of investment banking transactions decreased in 2024 compared to 2023.
21. We note your disclosure on page 80 that in 2023 the decrease in interest rates incentivized companies that incurred indebtedness at high rates to seek new financing solutions with lower rates, positively affecting your capital markets. Please revise your disclosure as necessary to reconcile your statement that interest rates decreased in 2023 with the tabular presentation page 80 showing that CDI increased in 2023.
       Further, please revise your disclosure to reconcile your statement that capital markets was positively affected with your tabular presentation on page 81 showing that the number and volume of capital markets transactions decreased in 2023 compared to
       2022.
22. We note your disclosure on page 80 discussing the impact of the SELIC rate on the demand for your fixed income products, which directly affects your capital markets operations. In order to provide readers with all relevant data related to your narrative discussion, please consider revising your tabular presentation setting forth data relating to GDP, inflation, interest rates and exchange rates, to include the SELIC rate and to explain the key differences between the SELIC rate and CDI. Number and Volume of Transactions, page 81

23. We note your disclosure that the number and volume of investment banking transactions decreased primarily due to the natural cyclicality of transaction closings
       in investment banking. Please revise your disclosure to better explain the cyclical nature of investment banking activities, whether the cyclical nature is company and/or industry specific, how the changes in the number and volume of investment banking transactions relates to your assertion of natural cyclicality, and to cite factual evidence or industry reports that supports such cyclicality.
24. Please expand your disclosure to better describe the underlying factors driving the increase in the volume and/or the number of transactions for which you have provided
 April 3, 2025
Page 5

       capital markets, treasury sales and structuring and wealth management services.
       Please also address whether any or all of these increases represent sustainable trends and if so, how it is anticipated to impact your financial statements and operating results.
Capital Remuneration, page 82

25. Please revise your disclosure as necessary to reconcile your statement on page 82 that your capital remuneration business line was impacted by a lower SELIC rate during
       2024 compared to 2023, to your statement on page 21 that the SELIC rate increased from 11.75 at December 31, 2023 to 12.25 at December 31, 2024. Principal Components of our Results of Operations, page 82

26. We note your disclosure on page F-41 that total interest expenses is partially comprised of funding expenses. Please revise your disclosure on pages 82 through 87, and elsewhere as appropriate, to describe the nature and components of these funding expenses, your accounting policy for these expenses, and a discussion of the underlying reasons for any significant fluctuations in funding expenses for each period presented.
Results of Operations for the Years Ended December 31, 2024 and 2023, page 84

27. In order to provide a more in depth understanding of the key components and drivers of net interest revenue (expense) and gains (losses) on financial instruments, please revise the tabular presentation of your statements of profit or loss data on pages 84 and 86 to provide a breakdown of the individual components similar to that provided on page F-41. In addition, please revise your disclosure on pages 84-87 to explain the underlying reasons for any significant changes in each of these components for each period presented.
Personnel expenses, page 85

28. We note the disclosure that the increase in personnel expenses was primarily due to an increase in the number of your employees, consistent with the increase in your total revenues. Please revise your disclosure, here and/or elsewhere as appropriate, to address the nature of the different personnel expenses and the changes in the individual costs between periods as well as providing a correlating discussion to the changes in the revenues during the periods presented.
Administrative expenses, page 85

29. We note your disclosure that the increase in administrative expenses in the year ended
       December 31, 2024 was primarily due to an increase in referral fee services to third-
       party commercial service providers. Please revise your disclosure, here and/or elsewhere as appropriate, to include quantification of the total referral fees paid for each period presented, a discussion of how these referral fees are determined and accounted for, and a discussion of which product offerings are associated with these referral fees. Additionally, you should address the nature of the different administrative expenses and the changes in these individual costs between periods presented.
 April 3, 2025
Page 6

Reversal/(provision) due to expected credit losses, page 87

30. Please expand your disclosure to elaborate on the nature of the clients that experienced an upgrade in credit risk rating, whether this relates to a certain concentration of clients, and to explain in more detail the underlying factors that triggered the upgrade in credit risk rating.
Other revenues, page 87

31. Please revise your disclosure as necessary to reconcile your statement on page 87 that the increase in other revenues during 2023 was primarily due to increased SELIC rates during the period to your statement on page 21 that the SELIC rate decreased from 13.75 at December 31, 2022 to 11.75 at December 31, 2023. Liquidity, page 88

32. Please revise to discuss the risks from relying on repurchase agreements as a funding source for your liquidity given their short term nature as well as the potential volatility in terms of volume since these agreements are directly impacted by market liquidity.
       In addition, please address the extent to which the value and perception of the
       Brazilian government securities can impact the availability of repurchases funding and include an enhanced discussion of the alternative sources of financing available, including how you evaluate these potential funding sources.
Cash Flows for the Years Ended December 31, 2024 and 2023, page 89

33. Please revise your disclosure here, or in your statement of cash flows, to separately quantify the sales of financial instruments measured at fair value through profit or loss and the sales of financial instruments measured at fair value through other comprehensive income. Further, please revise your disclosure to explain the underlying reasons for these sales and to better describe why these sales and the settlements of derivative liability positions resulted in a decrease in cash flows from operations.
Compensation, page 95

34. We note your disclosure that the compensation of your statutory and non-statutory officers consists, in part, of stock-based compensation. If any portion of the compensation was paid in the form of stock options, provide the title and amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options, and file any related agreements as an exhibit, or advise.
Major Shareholders, page 99

35. Please provide the natural person or persons who have voting and dispositive control of the shares of the entities listed in the major shareholders tables.
36. If Others does not include shareholders that are the beneficial owners of 5% or more of each class of your voting securities, please provide an appropriate clarifying statement for Others.
 April 3, 2025
Page 7

Offer and Listing Details, page 105

37. Please provide the information required by Item 9.A.5-6 of Form 20-F, or advise.
38. We note your disclosure that you intend to apply to list the ADSs on the NYSE.
       Please provide the information required by Item 9.C. of Form 20-F. Description of Securities Other Than Equity Securities, page 128

39. We note your disclosure on page 108 that your Restricted ADSs trade over-the-
       counter. Please revise your disclosure here and elsewhere as appropriate to describe your Restricted ADSs, including the rights associated with such Restricted ADSs, or advise.
40. Revise this section to discuss, in detail, the provisions of the ADS agreement that restricts the rights of ADS holders to bring claims against you, or the ADS trustee. In particular, please discuss the waiver of the right to jury trial and the specific provisions of the depositary agreement that limit that right.
Note 6. Financial Instruments, page F-32

41. Please revise your disclosure to include note 6c as referenced in your footnote (3)
       disclosure or to describe where this information is currently included in your financial statement footnotes.
Note 19c. Third party fund management (unaudited), page F-45

42. Please revise your disclosure here, or in your discussion of operating and financial review and prospects, to provide a rollfoward of your investment funds
and
       shareholders    equities under management, including beginning and
ending balances,
       inflows and outflows, market appreciation and depreciation, and any other relevant information. Please also discuss any significant trends or concentrations in the funds.
Exhibits

43.    We note your disclosure that your are controlled by BR Partners Holdco
Participa    es
       S.A. through a shareholders' agreement. Please include this agreement as an exhibit or tell us why this does not need to be filed.
       Please contact Ben Phippen at 202-551-3697 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   John Guzman, Esq.